Exhibit 99.15

- Non-binding English Translation -

(Only the German version is legally binding)

Maruho Deutschland GmbH

Düsseldorf

Announcement regarding the Amended Voluntary Public Acquisition Offer (Partial Offer)

by Maruho Deutschland GmbH to the Shareholders of Biofrontera AG

under the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz—WpÜG)

Allocation of a new ISIN for the conversion of the Tendered Biofrontera-Shares from bearer shares to registered shares

Registered shares of Biofrontera AG: ISIN DE0006046113 (WKN 604611)

Tendered Biofrontera-Shares:

old ISIN DE000A2TSHY1 (WKN A2TSHY) - bearer shares

new ISIN DE000A2TSBN7 (WKN A2TSBN) - registered shares

On 15 April 2019, Maruho Deutschland GmbH, with registered office in Düsseldorf and business address in Leverkusen, Germany (“Bidder”), published the offer document (“Offer Document”) for its voluntary public acquisition offer, in the form of a partial offer, to the shareholders of Biofrontera AG, Leverkusen, Germany (“Biofrontera-Shareholders”), to acquire up to a total of 4,322,530 of their registered no-par value shares in Biofrontera AG (ISIN DE0006046113 / WKN 604611) (“Biofrontera-Shares”) against a cash consideration of EUR 6.60 per Biofrontera-Share (“Acquisition Offer”). As announced by the Bidder on 26 April 2019, due to the general meeting convened by Biofrontera AG in connection with the Acquisition Offer, the acceptance period for the Acquisition Offer will end on 24 June 2019, 24:00 hours (CET), unless extended pursuant to the provisions of the German Securities Acquisition and Takeover Act (“WpÜG”).

On 27 May 2019, the Bidder amended and updated the Acquisition Offer and the Offer Document and increased the offered cash consideration to EUR 7.20 per Biofrontera-Share (“Amended Acquisition Offer”). The document containing the amendment of the Acquisition Offer and the update of the Offer Document (“Offer Amendment”) is available in German as well as in a non-binding English translation on the internet at http://www.pharma-offer.de since 27 May 2019.

Change of ISIN for Tendered Biofrontera-Shares

All Biofrontera-Shares are no-par value registered shares. Tendered Biofrontera-Shares, which have so far been tendered for sale by Biofrontera-Shareholders, have previously been managed under the ISIN DE000A2TSHY1 (WKN A2TSHY) with Clearstream Banking AG (cf. Section 11.2.1 of the Offer Document). The ISIN DE000A2TSHY1 however identifies the Tendered Biofrontera-Shares as bearer shares instead of as registered shares.

In order to correct this situation, a new ISIN had to be allocated to the Tendered Biofrontera-Shares, which correctly identifies them as registered shares.

As described in Section 9.1 of the Offer Amendment published on 27 May 2019, the Tendered Biofrontera-Shares with the ISIN DE000A2TSHY1 (“old ISIN”) identifying them as bearer shares will be converted to Tendered Biofrontera-Shares with the newly allocated ISIN DE000A2TSBN7 (“new ISIN”) identifying them as registered shares. The conversion is carried out so that the type of securitisation (Verbriefungsart) of the Tendered Biofrontera-Shares corresponds to the type of securitisation of the Biofrontera-Share. After this conversion, the Tendered Biofrontera-Shares will correctly qualify as registered shares.

Biofrontera-Shareholders who have already effectively accepted the Acquisition Offer and also wish to accept it in the future, do not need to take any actions with regard to this conversion. They do also not need to take any further actions in order to receive the Increased Offer Price of EUR 7.20 in accordance with the provisions of the Amended Acquisition Offer.

The Tendered Biofrontera-Shares, which have already been tendered for sale by these Biofrontera-Shareholders and which were re-booked to the old ISIN DE000A2TSHY1, will automatically be re-booked by Clearstream Banking AG to the new ISIN DE000A2TSBN7 correctly identifying the Tendered Biofrontera-Shares as registered shares.

Biofrontera-Shareholders, who have not yet accepted the Acquisition Offer, can accept the Amended Acquisition Offer within the acceptance period by following the procedure described in Section 9.2 of the Offer Amendment.

Declarations of Acceptance, which still relate or refer to the re-booking of the Tendered Biofrontera-Shares to the old ISIN DE000A2TSHY1, will be deemed as if relating or referring to the new ISIN DE000A2TSBN7 and will be treaded in accordance with Section 9.2 of the Offer Amendment.

Leverkusen, 31 May 2019

Maruho Deutschland GmbH

Important Notices:

This announcement is neither an offer to purchase nor a request to submit an offer to sell shares in Biofrontera AG. The detailed terms of the Amended Acquisition Offer as well as further information regarding the Amended Acquisition Offer, are set out in the Offer Document which has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) and in the Offer Amendment. The Acquisition Offer and the Offer Document must be read and interpreted in conjunction with the Offer Amendment.

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Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the Offer Document and the Offer Amendment, as well as all other documents relating to the Amended Acquisition Offer, as they contain important information. The Amended Acquisition Offer is only for Biofrontera-Shares and holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with the Amended Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Amended Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Amended Acquisition Offer set out in the Offer Document and the Offer Amendment.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Amended Acquisition Offer on the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Amended Acquisition Offer, (b) passed upon the merits or fairness of the Amended Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Amended Acquisition Offer set out in the Offer Document and the Offer Amendment refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Amended Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Amended Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

With the exception of the permission to publish the Offer Document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the Offer Document, the Offer Amendment or the Amended Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.

Leverkusen, 31 May 2019

Maruho Deutschland GmbH

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